27 July 2017

ISSUED ON BEHALF OF RELX PLC AND RELX N.V.

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC and RELX N.V. (the “Companies”) announce in accordance with the EU Market Abuse Regulation that they will implement an irrevocable, non-discretionary programme to repurchase their respective ordinary shares up to the value of £160 million (subject to exchange rate fluctuations) in total between 27 July 2017 and 5 December 2017. Combined, since 3 January 2017, the Companies have purchased 35.1 million shares at a total cost of approximately £540 million, leaving a further £160 million of the previously announced full year total of £700 million to be completed by year end.

The ratio of the respective ordinary shares to be bought back by each of the Companies over the course of this period will be set by reference to the Companies’ respective economic interests in RELX Group plc. The purpose of the Programme is to reduce the capital of the Companies. The Companies intend that shares purchased will be held in treasury.

Any share purchases will be made by the Companies within certain pre-set parameters and in accordance with the general authorities of the Companies to repurchase shares granted by shareholders at the RELX PLC Annual General Meeting held on 20 April 2017 and the RELX N.V. Annual General Meeting held on 19 April 2017 which, taking into account shares purchased subsequent to these meetings, permit the Companies to purchase no more than 106.0 million ordinary shares of RELX PLC and 93.9 million ordinary shares of RELX N.V. Any share purchases effected by the Companies will be in accordance with the EU Market Abuse Regulation and, in addition, any share purchases effected by RELX PLC will be in accordance with Chapter 12 of the Listing Rules.

The Companies have entered into agreements with J.P. Morgan Securities plc (JPMS plc) under which they have issued irrevocable instructions to JPMS plc to manage the repurchase of shares in the Companies. JPMS plc will carry out the instructions through the acquisition of ordinary shares in the Companies for subsequent repurchase by the respective Company. JPMS plc will make its trading decisions under the programme independently of, and uninfluenced by, the Companies.

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724